Jassmin McIver-Jones
Counsel
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Telephone: (336)691-3892
Jassmin.McIver-Jones@LFG.com

VIA EDGAR

September 9, 2020

U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 333-229198; 811-08557; CIK: 0001048607
      Post-Effective Amendment No: 2, Form N-6, Rule 485(a)

Dear Mr. Zapata:

This is in response to your comments recently in the order in which they were received.  I will provide a strikethrough version of the prospectus containing these revisions under separate cover.

1.    Charges and Fees

Under Rider Charges please state that they are the maximum percentages.

Response:  Although, Table II shows the maximum guaranteed charges for each contract charge, we have added language to this section as well.

2. Missing Data

Please provide all required data currently missing .

Response: As requested, all missing data will be included in the next post-effective amendment.

3. General Comment

Please explain in plain English the use of “on claim” and “off claim”.

Response:  Pursuant to your request we have revised both to read in plain English within the text of the rider.

4.  Financial Statements, Exhibits, and Other Information

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this amendment.

Response:  All financial statements, exhibits, consents and other required disclosures will be included in the next Post-Effective Amendment.

Please contact me at (336) 691-3892 with any questions or comments about this filing.

Sincerely,

/s/Jassmin McIver-Jones

Jassmin McIver-Jones
Counsel